--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                          DEFLECTA-SHIELD CORPORATION

                           (Name of Subject Company)

                          DEFLECTA-SHIELD CORPORATION

                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                  244764 10 6

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              RUSSELL E. STUBBINGS
                                   PRESIDENT
                                      AND
                            CHIEF EXECUTIVE OFFICER
                          DEFLECTA-SHIELD CORPORATION
                            1800 NORTH NINTH STREET
                              INDIANOLA, IA 60016
                                 (515) 961-6100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                         ------------------------------

                                   COPIES TO:

                               John E. Lowe, Esq.
                                Altheimer & Gray
                             10 South Wacker Drive
                                   Suite 4000
                            Chicago, Illinois 60606
                                 (312) 715-4000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Deflecta-Shield Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1800 North Ninth St., Indianola, IA 60016. The title of the class of equity securities to which this Statement relates is shares of common stock, par value $.01 per share (the "Common Stock" or "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to a tender offer by Zephyros Acquisition Corporation, a Delaware corporation ("Purchaser"), which is a wholly-owned subsidiary of Lund International Holdings, Inc. ("Parent"), to purchase all of the outstanding Shares at a purchase price of $16.00 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 28, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together, with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 dated November 28, 1997 (the "Schedule 14D-1"), as filed by Purchaser and Parent with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-1 states that the address of the principal executive offices of Purchaser and Parent is 911 Lund Boulevard, Anoka, MN 55303.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 25, 1997 among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides for the making of the Offer and the terms and conditions thereof. The Merger Agreement further provides that if the Offer is consummated, then upon the terms and subject to the conditions contained therein, and in accordance with the Delaware General Corporation Law ("DGCL"), Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"), with the Company surviving the Merger (the Company following the Merger is sometimes referred to as the "Surviving Corporation"). In the Merger, the holders of Shares as of the effective time of the Merger (other than Parent and its affiliates) will receive an amount in cash equal to the Offer Price, without interest thereon. The shares of common stock of Purchaser outstanding immediately prior to the Merger shall be converted into shares of Common Stock of the Surviving Corporation.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors, or affiliates are described in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement") dated the date hereof under "Ownership of Common Stock", Directors and Executive Officers of the Company", "Meetings of the Board of Directors", "Committees of the Board", "Director Compensation Arrangements", "Other Transactions and Certain Relationships", "Summary of Executive Compensation", "Option Grants and Exercises", "Compensation Committee Interlocks and Insider Participation" and "Employment and Severance Agreements". The Information Statement is attached hereto as Schedule I, filed as Exhibit 1 hereto and incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/ or the Company's directors and executive officers are contained in the Merger Agreement and are described below under "Merger Agreement."

ARRANGEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    EMPLOYMENT AND SEVERANCE AGREEMENTS. The Company and certain executive officers are parties to employment agreements, which were described in the Company's Proxy Statement for its 1997 Annual Meeting of Stockholders. The Company and certain members of its management have entered into letter agreements providing for severance payments in the event their employment is terminated following the successful consummation of a transaction involving a change of control of the Company, including the Offer. Pursuant to such letter agreements, those persons will receive severance payment of from six months to 18 months of their base salary if they are terminated on or prior to the second anniversary of the successful consummation of the Offer.

    Specifically, the Company has entered into such severance agreements with ten members of management, including all of the Company's executive officers. The agreements provide that if the employee's employment with the Company and its affiliates is terminated by the Company other than for "cause" or by the employee for "good reason" (each as defined therein) within 18 months following the occurrence of a change in control (as defined below), the Company will pay to the employee a severance benefit equal to 12 months' base pay (except in the case of the agreements with Mr. Russell Stubbings, the Company's President and Chief Executive Officer, and Mr. Ronald Fox, the Company's Vice President and Chief Financial Officer, which provide for a benefit equal to 18 months' base pay); and if such a termination occurs more than 18 months after, but less than 24 months after, the occurrence of a change in control, the Company will pay to the employee a severance benefit equal to 6 months' base pay (except in the case of the agreements with Mr. Stubbings and Mr. Fox, which provide for a benefit equal to 9 months' base pay). In addition, if the employee voluntarily terminates employment with the Company and its affiliates following a change in control because of a relocation of such employee's place of employment which would reasonably require a change in personal residence, the Company will pay to the employee a severance benefit equal to 3 months' base pay. If the employee is also party to an employment agreement with the Company, the employee may instead elect to receive severance benefits under the terms of such employment agreement, rather than under the terms of the severance agreement. A "change in control" under these agreements is deemed to occur if any of the following events occur prior to November 25, 1999: (i) any person or entity becomes the beneficial owner, directly or indirectly, of securities representing in excess of fifty (50%) of the voting securities of the Company, except for Charles Meyer or Mark Mamolen; (ii) the Company sells or otherwise disposes of all or substantially all of its assets; (iii) persons who, at the beginning of any twelve (12) consecutive month period, constitute the Board of Directors of the Company, at the end of such period cease to constitute a majority of the Board of Directors of the Company, unless the nomination or appointment of each new Director was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who were Directors at the beginning of such period; or (iv) the Company merges or combines with or into any other person or entity and the shareholders of the Company immediately prior to the consummation of the merger own less than fifty percent (50%) of the outstanding voting securities of the surviving entity upon consummation of such merger.

    The preceding discussion of certain provisions relating to the employment of the Company's executive officers is qualified in its entirety by reference to the full text of the severance agreements for each of the executive officers of the Company filed as Exhibits 5 through 9 to this Schedule 14D-9.

    (b)(2) Purchaser and the Company have entered into the Merger Agreement, the material terms of which are described below. As a condition to Parent's willingness to enter into the Merger Agreement, certain stockholders (the "Stockholders") of the Company entered into Stockholder Agreements (each, a "Stockholder Agreement") with Parent pursuant to which each such Stockholder agreed to tender, subject to certain conditions, all of the Shares held by such Stockholder pursuant to the terms of the Offer. The aggregate number of Shares to be tendered under the Stockholder Agreements represents approximately 39.8% of the Shares outstanding on the date of the Merger Agreement.

    The following are summaries of certain provisions of the Merger Agreement and the Stockholder Agreements. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference, and the full texts of the Stockholder Agreements, which are filed as Exhibits 3 and 4, respectively, hereto and are incorporated herein by reference.

THE MERGER AGREEMENT

    Capitalized terms not otherwise defined herein have the meanings set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the making of the Offer by the Purchaser. The obligations of the Purchaser to accept for payment and to pay for any Shares validly tendered on or prior to the Expiration Date and not withdrawn are subject only to the Minimum Condition and the other conditions set forth in Annex I to the Merger Agreement. The Merger Agreement further provides that without the prior written consent of the Company, which may be given or withheld in its sole and absolute discretion, neither the Parent nor the Purchaser will
(i) amend or waive the Minimum Condition; (ii) decrease the Offer Price; (iii) decrease the number of Shares sought; (iv) amend the Offer in any way other than to increase the Offer Price, including by means of adding any conditions to the Offer; (v) change the form of consideration payable in the Offer; or (vi) extend the expiration of the Offer (except as provided below); PROVIDED, HOWEVER, that, subject to the termination rights set forth in the Merger Agreement, if on the initial scheduled expiration date of the Offer, which shall be 20 business days after the date the Offer is commenced (i.e., December 26, 1997), all conditions to the Offer shall not have been satisfied or waived at such time, the Purchaser may extend the expiration date of the Offer for a period of 30 business days; and PROVIDED, FURTHER, that if at any scheduled Expiration Date of the Offer, the condition set forth in paragraph (d) of Annex I to the Merger Agreement shall not have been satisfied but all of the other conditions set forth on such Annex I shall then have been satisfied, then, at the request of the Company, the Purchaser will, and the Parent will cause the Purchaser to, extend the Offer from time to time, subject to the right of the Purchaser and the Parent to terminate the Merger Agreement pursuant to Section 8.1 thereof. The Purchaser will, and the Parent will cause the Purchaser to, subject only to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Shares validly tendered as soon as it is legally permitted to do so under applicable law; PROVIDED, HOWEVER, that if, immediately prior to the initial Expiration Date of the Offer in accordance with the foregoing, the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the then outstanding Shares, but not less than 70% of such Shares, the Purchaser may extend the Offer on one or more occasions for an aggregate period not to exceed ten business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer; PROVIDED, FURTHER, that if the Purchaser extends the Offer pursuant to the foregoing proviso, all conditions set forth on Annex I to the Merger Agreement will be irrevocably waived and deemed satisfied in full. Notwithstanding anything to the contrary contained in this paragraph, the Purchaser may not extend the Offer without the prior written consent of the Company which may be given or withheld in its sole and absolute discretion, if the failure of any condition was a result directly or proximately from a state of facts or action or inaction which constitutes a breach of a representation, warranty or covenant of the Purchaser or the Parent.

    CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for payment any Shares tendered pursuant to the Offer, and, subject to the terms of the Merger Agreement, may terminate the Offer if (i) by the Expiration Date of the Offer, the Minimum Condition shall not have been satisfied or (ii) at any time on or after the date of the Merger Agreement, and prior to the time for acceptance for payment for any such Shares, any of the following events shall occur and remain in effect other than as a result directly or proximately from a state of facts or action or inaction which constitutes a breach of a representation, warranty or covenant of the Purchaser or the Parent:

    (a) there shall be instituted or pending any suit, action or proceeding by a Governmental Entity seeking to (1) make illegal or otherwise directly restrain or prohibit the making of the Offer, the acquisition of any Shares by the Purchaser pursuant to the Offer or the consummation of the Merger, (2) restrain or prohibit the Parent's or the Purchaser's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or, following consummation of the Offer or the Merger and as a result thereof, of the Parent and its subsidiaries, taken as a whole, or to compel the Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or, following consummation of the Offer or the Merger and as a result thereof, of the Parent and its subsidiaries, taken as a whole, (3) impose material limitations on the ability of the Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares to be acquired pursuant to the Offer on all matters properly presented to the Company's stockholders, or (4) require divestiture by the Parent or any of its subsidiaries or affiliates of any Shares to be acquired pursuant to the Offer;

    (b) there shall be any statute, rule, regulation, injunction, order or decree issued, promulgated, enacted, entered or enforced that results in any of the consequences referred to in clauses (1) through (4) of paragraph (a) above;

    (c) there shall have occurred (and the adverse effect of such occurrence shall be continuing for more than three business days) (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or on the NASDAQ National Stock Market (excluding any trading halt triggered solely as a result of a specified decrease in a market index), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by United States federal or state authorities on the extension of credit by banks or other financial institutions, (3) a commencement of a war directly involving the armed forces of the United States, a material commitment of the armed forces of the United States or other international or national calamity directly involving the armed forces of the United States, if, as a result of such war, commitment of armed forces or other calamity, banks generally stop lending funds for middle market acquisition transactions, but specifically other than in connection with increases in interest rates or (4) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (d) the Company shall have (1) breached in any material respect any material covenant or other agreement contained in the Merger Agreement, (2) any representation or warranty of the Company made in the Merger Agreement which is qualified as to Material Adverse Effect shall fail to be true and correct at any time prior to expiration of the Offer as if made at such time or (3) any other representation or warranty of the Company made in the Merger Agreement shall fail to be true and correct at any time prior to expiration of the Offer as if made at such time, which failure to be true and correct would have a Material Adverse Effect, in each case which breach or which failure to be true and correct cannot be or has not been cured within ten business days of the receipt of written notice thereof;

    (e) the Merger Agreement shall have been terminated in accordance with its terms;

    (f) the Board of Directors of the Company shall have withdrawn or materially modified in a manner adverse to the Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement; or

    (g) the Company shall have entered into, or shall have publicly announced its intention to enter into, a definitive written agreement or agreement in principle providing for a Takeover Proposal.

    The foregoing conditions are for the sole benefit of the Parent and the Purchaser, other than the Minimum Condition and other than the termination of the Merger Agreement in accordance with its terms, and other than the Minimum Condition and such termination, may be waived by the Purchaser, in whole or in part. The failure by the Purchaser, at any time, to exercise any of the foregoing rights shall not be deemed a waiver of any such rights; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

    DESIGNATION OF DIRECTORS. The Merger Agreement provides that promptly upon the purchase of Shares by the Purchaser pursuant to the Offer which when added to any other Shares beneficially owned by the Parent, the Purchaser and their affiliates, represent at least a majority of the Shares on a fully diluted basis, and from time to time thereafter as Shares are acquired by the Purchaser, the Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on such Board of Directors (giving effect to the directors designated by the Parent pursuant to this sentence) multiplied by the percentage that the number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser bears to the total number of Shares then outstanding. In furtherance thereof, the Company has agreed to increase promptly the size of the Board of Directors or use its best efforts to secure the resignations of such number of its incumbent directors as is necessary to enable the Parent's designees to be elected to the Board of Directors in accordance with the terms of the Merger Agreement, and the Board of Directors has agreed to take all actions available to the Company to cause the Parent's designees to be so elected as provided in the Merger Agreement. The Parent and the Purchaser have agreed not to seek any greater representation on the Board of Directors of the Company prior to the Effective Time.

    The Company's obligation to appoint the Parent's designees to the Board of Directors of the Company is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Pursuant to the Merger Agreement, the Company promptly shall take all actions required pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill the foregoing obligations. In addition, in the event that the Parent's designees are elected to the Company's Board of Directors after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time of the Merger, the affirmative vote of a majority of the Independent Directors of the Company will be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) amend the Amended and Restated Certificate of Incorporation or By-Laws of the Company, (iii) waive any condition to the obligations of the Company under the Merger Agreement or exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement or grant any consents or provide any agreements of the Company under the Merger Agreement, (iv) extend the time for performance of the Purchaser's or the Parent's obligations or other acts under the Merger Agreement, (v) approve any other action by the Company which would adversely affect the rights of the stockholders of the Company under the or contemplated by the Merger Agreement, or (vi) take any other action by the Company under or in connection with the Merger Agreement required to be taken by the Board of Directors of the Company (provided that if no Independent Directors are members of the Board of Directors, no such action may be taken).

    THE MERGER. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company, the separate corporate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation. The Merger will become effective at the time of filing with the Secretary of State of the State of Delaware of a Certificate of Merger, or at such later time as may be specified in the Certificate of Merger (the "Effective Time"). The parties expect to file the Certificate of Merger as soon as practicable following the closing of the Merger, which will take place not later than the second business day after the conditions to the parties' obligation to effect the Merger have been satisfied or waived, unless another date is otherwise agreed.

    Each Share issued and outstanding immediately before the Effective Time (other than Shares with respect to which appraisal rights have been properly exercised and perfected and Canceled Shares (as defined below) will be converted into the right to receive the Offer Price in cash. Each Share held in the treasury of the Company and each Share owned by the Parent, the Purchaser or any direct or indirect wholly-owned subsidiary of the Parent or the Purchaser immediately prior to the Effective Time (collectively, the "Canceled Shares"), will be canceled and extinguished and no payment or other consideration will be made with respect thereto. Each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will automatically be converted into one share of Common Stock of the Surviving Corporation.

    The Merger Agreement provides that the Certificate of Incorporation and By-laws of the Purchaser will be the Certificate of Incorporation and By-laws of the Surviving Corporation following the Effective Time. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and that the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

    RECOMMENDATION. The Company represents in the Merger Agreement that the Board of Directors of the Company has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are fair to, and in the best interests of, the Company and the holders of the Shares, (ii) duly authorized and approved the Merger Agreement and approved the Merger and the other transactions contemplated thereby (including, but not limited to, the Offer), and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and to the extent required by applicable law, authorize and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company has agreed to file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 containing the aforementioned recommendations and to mail such Schedule 14D-9 to the stockholders of the Company contemporaneous with the commencement of the Offer.

    The Merger Agreement provides that except as set forth therein and as may be inconsistent with the fiduciary duties of the Board of Directors or any applicable law (including, without limitation, the Exchange Act and the rules promulgated thereunder), neither the Board of Directors of the Company nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parent or the Purchaser, the approval or recommendation by the Board of Directors or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Takeover Proposal (as defined below), or (iii) enter into any agreement with respect to any Takeover Proposal.

    STOCK OPTIONS. At or immediately prior to the Effective Time, each then outstanding option to purchase Shares (the "Options") granted under the Company's 1993 Stock Option Plan, its 1996 Stock Option Plan and any other stock-based incentive plan or arrangement of the Company (collectively, the "Stock Plans"), whether or not then exercisable or vested, will be canceled and the Company will purchase options to purchase 100,000 Shares issued in connection with the acquisition by the Company of Trailmaster Products, Inc. (the "Trailmaster Options") upon delivery by the holders thereof of certificates or other documents representing the Trailmaster Options or reasonable representations or indemnities of such holders reasonably acceptable to the Company with respect thereto in connection with such purchase. In consideration of such cancellation and purchase, the holders of such Options and Trailmaster Options shall receive for each Share subject to such Option or Trailmaster Option an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the excess, if any, of the Offer Price over the per Share exercise price of such Option or Trailmaster Option and (ii) the number of Shares subject to such Option or Trailmaster Option.

    INTERIM OPERATIONS; COVENANTS. Pursuant to the Merger Agreement, the Company has agreed that prior to the acceptance for payment of Shares or, if the Company fails to comply with the obligations under Section 1.3 of the Merger Agreement, the time the designees of the Parent have been elected to, and shall constitute a majority of, the Board of Directors of the Company pursuant to
Section 1.3 of the Merger Agreement, without the prior written approval of the Parent and except as otherwise contemplated or permitted by the Merger
Agreement: (a) the business of the Company and its Subsidiaries will be conducted only in the ordinary and usual course and each of the Company and its Subsidiaries will, subject to the other restrictions contained in the Merger Agreement, use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business associates; (b) the Company will not, directly or indirectly, (i) except upon exercise of the Options or other rights to purchase Shares outstanding on the date of the Merger Agreement, issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company or any capital stock of any of its Subsidiaries beneficially owned by it; (ii) amend its or any of its Subsidiaries' Certificate of the Incorporation or By-laws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of the Subsidiaries of the Company; (c) other than the payment of dividends or other distribution by Subsidiaries to the Company or to other Subsidiaries, neither the Company nor any of its Subsidiaries will: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire (or stock appreciation rights with respect to), capital stock of any class of the Company or its Subsidiaries other than Shares reserved for issuance on the date of the Merger Agreement, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of Options or Trailmaster Options outstanding on the date of the Merger Agreement; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets, other than in the ordinary and usual course of business and consistent with past practice; or (iv) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (d) neither the Company nor any of its Subsidiaries will make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants, or to Persons providing management services, enter into or amend any employment, severance, consulting, termination or other employment-related agreement, arrangement or Benefit Plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to a Benefit Plan or otherwise, in each case except for changes, agreements, amendments or loans made in the ordinary course of business consistent with past practice; (e) except (i) pursuant to Benefit Plans, agreements or arrangements existing at the date of the Merger Agreement or as disclosed in the schedules thereto, or made in the ordinary course of business consistent with past practice, (ii) as required by any law, rule or regulation of any Governmental Entity, (iii) as disclosed in the schedules to the Merger Agreement, (iv) accruals required by GAAP, and (v) pursuant to Section 2.4 of the Merger Agreement, neither the Company nor any of its Subsidiaries will pay or make, or amend or agree to amend any Benefit Plan, agreement or arrangement existing at the date of the Merger Agreement to provide for any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing Benefit Plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of the Company of any amount relating to unused vacation adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right or other stock based incentive, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present; (f) the Company will not modify, amend or terminate any of the material Company Agreements or waive, release or assign any material rights on claims, except in the ordinary course of business; (g) neither the Company nor any of its Subsidiaries will cancel or terminate any material insurance policy naming it as a beneficiary or loss payable payee without notice to the Parent; (h) neither the Company nor any of its Subsidiaries will (i) incur or assume any long-term debt, or any short-term indebtedness, in each case, for borrowed money except in the ordinary course of business under lines of credit in existence on the date of the Merger Agreement; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other Person (other than, with respect to (x) the Company, any Subsidiary or (y) any Subsidiary, the Company or any other Subsidiary) except in the ordinary course of business or make any loans, advances or capital contributions to, or investments in, any other Person (other than, with respect to (x) the Company, any Subsidiary of (y) any Subsidiary, the Company or any other Subsidiary), except for any such matter undertaken in the ordinary course of business consistent with past practice; or (iii) make any commitments for, or make or authorize any, capital expenditures other than in amounts less than $50,000 individually and $500,000 in the aggregate other than as disclosed in the schedules to the Merger Agreement or the SEC Documents; (i) neither the Company nor any of its Subsidiaries will (i) change any of the accounting methods used by it unless required by GAAP or (ii) except as required by applicable law, make any Tax election or change any Tax election already made, adopt any Tax accounting method, change any Tax accounting method unless required by applicable law, enter into any closing agreement, settle any Tax claim or assessment or consent to any Tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment; (j) neither the Company nor any or its Subsidiaries will pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business or any such payment, discharge or satisfaction that the Company or any of its Subsidiaries is required to make by any law, rule or regulation of any Government Entity or by any contractual obligation not prohibited by the Merger Agreement; (k) neither the Company nor any of its Subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger); (l) neither the Company nor any of its Subsidiaries will knowingly take, or agree to commit to take, any action that would result in any of the conditions to the Offer set forth in Annex I to the Merger Agreement not being satisfied, or that would give rise to a right of termination of the Merger Agreement for the Parent or the Purchaser pursuant to the Merger Agreement; (m) the Company will not enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize any of the foregoing; and (n) except to the extent disclosed in the Schedules to the Merger Agreement, neither the Company nor any of its Subsidiaries will (i) effect a plant closing or mass layoff affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Subsidiary without the prior written consent of the Parent or
(ii) terminate more than 49 employees within a site of employment or facility of the Company or any Subsidiary or operating unit within a site of employment or facility or operating unit of the Company or any Subsidiary without providing prior written notice to the Parent.

    TAKEOVER PROPOSALS. Pursuant to the Merger Agreement, the Company has agreed that it will immediately cease and cause to be terminated any existing discussions or negotiations, if any, with any Person conducted prior to the date of the Merger Agreement with respect to any possibility or consideration of making a Takeover Proposal. The Company has agreed to notify the Parent promptly in writing if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company, its Subsidiaries or any of their officers, directors, employees, investment bankers, attorneys, accountants or other agents, in each case in connection with any Takeover Proposal, including, in connection with such notice, a reasonable summary of the terms and conditions of any proposals or offers and the identity of the Person making such proposal or offer, unless such notice would violate the terms of any confidentiality or similar agreement binding on the Company existing at the date of the Merger Agreement or, in addition, with respect to the identity of such Person, except to the extent that the Board of Directors is advised by outside legal counsel that identifying such Person may be inconsistent with its fiduciary duties; PROVIDED, HOWEVER, that such notice will only be required to be given with respect to any of the foregoing directed to an officer or an employee of the Company or any of its Subsidiaries following such time as an executive officer or director of the Company shall have actual knowledge thereof. Except to the extent that the following may be inconsistent with the fiduciary duties of the Board of Directors of the Company or violate, or subject the Board of Directors of the Company or the Company to liability under, applicable law, in each case as advised by outside legal counsel, the Company agrees that it will keep the Parent informed promptly of any developments in the status and terms of any Takeover Proposal, unless such notice would violate the terms of any confidentiality or similar agreement binding on the Company existing at the date of the Merger Agreement. "Takeover Proposal" means any tender or exchange offer involving more than 35% of the Shares, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner more than 35% of the Shares or a substantial portion of the business or assets of the

Company (other than (i) immaterial or insubstantial assets; (ii) inventory in the ordinary course of business; (iii) assets held for sale; or (iv) other assets sold or to be sold in the ordinary course of business), or any proposal or offer with respect to any recapitalization or restructuring with respect to the Company.

    NO SOLICITATION. In the Merger Agreement, the Company has agreed that it will not, nor will it authorize or permit its officers, directors, investment bankers, attorneys, accountants, employees and other agents to, directly or indirectly; (i) initiate or solicit any offer or proposal which constitutes any Takeover Proposal; (ii) in the event of an unsolicited Takeover Proposal for the Company, engage in negotiations or discussions with, or provide any information to, any Person (other than the Parent, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to or in connection with any Takeover Proposal; or (iii) enter into any agreement with respect to any Takeover Proposal; PROVIDED, HOWEVER, that nothing contained in the Merger Agreement prohibits the Company or the Company's Board of Directors or any of its or their representatives from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (ii) making such disclosure to the Company's stockholders as the Board of Directors may determine in good faith is required under applicable law after advice from outside legal counsel.

    Notwithstanding the foregoing, prior to the acceptance for payment of Shares pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any person pursuant to a customary confidentiality agreement (provided that if any such confidentiality agreement contains terms or provisions more favorable to such Person than the terms or provisions with respect to the Parent and the Purchaser pursuant to the Confidentiality Agreement (as hereinafter defined), then any confidentiality terms of the Merger Agreement and of the Confidentiality Agreement shall be deemed amended (without further action of the parties thereto), to conform to such terms and provisions) and may discuss and negotiate and participate in discussions and negotiations with such Person concerning a Takeover Proposal if
(x) such entity or group has made an inquiry or proposal unsolicited after the date of the Merger Agreement relating to any such transaction and the Board of Directors of the Company determines in good faith, after receiving advice from WP&Co. or another nationally recognized investment banking firm, that to do so could lead to a Superior Proposal (as defined below) or (y) in the good faith judgment of the Board of Directors of the Company, after receiving advice from outside legal counsel to the Company, the failure to provide such information or to engage in such discussions or negotiations would be inconsistent with the fiduciary obligations of the Board of Directors to the Company's stockholders or otherwise be inconsistent with applicable law. A "Superior Proposal" means any Takeover Proposal which the Board of Directors of the Company determines, in good faith after consultation with its financial advisor, is on terms more favorable to the stockholders of the Company than the Offer and the Merger pursuant to the Merger Agreement. In making its determination whether a Takeover Proposal constitutes a Superior Proposal pursuant to the preceding sentence, the Board of Directors shall take into account (x) the extent to which financing for such Takeover Proposal is required and, to the extent required, whether firm written commitments with respect to such financing have been provided to the Company and, based upon the advice of WP&Co. or any other financial adviser selected by the Company, the extent to which the third party making such Takeover Proposals is financially capable of obtaining such required financing and (y) whether such Takeover Proposal has a reasonable prospect of being consummated prior to June 30, 1998. The Company has agreed promptly, and in any event within one business day following any determination by the Board of Directors that a Takeover Proposal (or any amendment thereto) is a Superior Proposal, to notify the Parent in writing (the "Notice of Superior Proposal") of such determination of the same, which notice shall include the identity of the bidder and a reasonable summary of the terms and conditions of the Superior Proposal or, if a Superior Proposal is amended, the terms and conditions as so amended. If the Parent does not, within five business days after the Parent's receipt of a Notice of Superior Proposal or of such notice with respect to any amended proposal (or, if earlier, prior to two business days before the expiration of the Offer), make an irrevocable written offer or enter into a definitive written agreement amending the Merger Agreement to provide for a transaction which the

Board of Directors has determined in its good faith judgment (based on the advice of WP&Co. or another nationally recognized investment banking firm) to be more favorable to the Company's stockholders than the Superior Proposal, the Company, by action of its Board of Directors, may terminate the Merger Agreement and enter into an agreement with respect to a Superior Proposal.

    Except as set forth above and as may be inconsistent with the fiduciary duties of the Board of Directors or any applicable law (including, without limitation, the Exchange Act and the rules promulgated thereunder), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parent or the Purchaser, the approval or recommendation by the Board of Directors or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Takeover Proposal, or (iii) enter into any agreement with respect to any Takeover Proposal.

    COMPANY STOCKHOLDERS' MEETING. If required by applicable law to consummate the Merger, the Company has agreed to: (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its best efforts, subject to the terms of the Merger Agreement, to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereinafter defined) and, after consultation with the Parent, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to its stockholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with the Parent and its outside legal counsel, and to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; and (iii) subject to the terms of the Merger Agreement and fiduciary obligations under applicable laws as advised by counsel, include in the Proxy Statement the recommendation of the Board of Directors that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

    The Parent has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. However, in the event that the Parent, the Purchaser and any other subsidiaries of the Parent shall acquire in the aggregate at least 90% of the then outstanding Shares, pursuant to the Offer or otherwise, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    INDEMNIFICATION OF COMPANY OFFICERS AND DIRECTORS; LIABILITY INSURANCE. In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any of the present or former officers, directors, employees and agents (the "Indemnified Person(s)") of the Company or any of its Subsidiaries is, or is threatened to be, made a party by reason of the fact that he or she is or was, at or prior to the Effective Time, a director, officer, employee or agent of the Company or any of its Subsidiaries or is or was, at or prior to the Effective Time, serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Company or any of its Subsidiaries, whether such claim arises before or after the Effective Time, the Parent and the Surviving Corporation each have agreed to indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each such Indemnified Person(s) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such claim, action, suit, proceeding or investigation (including, without limitation, any of the foregoing arising out of or related to the Merger Agreement and/ or any of the transactions contemplated by the Merger Agreement). Pursuant to the Merger Agreement, any Indemnified Person(s) wishing to claim indemnification, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Parent and the Surviving Corporation thereof (but the failure so to notify the Parent and the Surviving Corporation shall not relieve the Parent or the Surviving Corporation from any liability which they may have under the Merger Agreement except to the extent such failure materially prejudices the Parent or the Surviving Corporation). The right to indemnification under the Merger Agreement includes the right to receive reimbursement of reasonable expenses incurred in connection therewith, upon (i) written request by the Indemnified Person(s) accompanied by a copy of bills, invoices or other documentation of such expenses and (ii) receipt of an undertaking by the Indemnified Person(s) to repay any such amounts if it shall ultimately be determined that such Person is not entitled to be indemnified as provided therein.

    The Merger Agreement further provides that until the Effective Time, the Company will keep in effect Articles Tenth and Eleventh of its Certificate of Incorporation and Section 6.7 of its By-Laws, and thereafter for a period of six years the Surviving Corporation shall keep in effect in its Certificate of Incorporation provisions which provide for indemnification and exculpation of the Indemnified Person(s) to the extent provided by Articles Tenth and Eleventh of the Company's Certificate of Incorporation on the date of the Merger Agreement.

    The Merger Agreement also provides that the Parent or the Surviving Corporation shall maintain the Company's and its Subsidiaries' existing officers' and directors' liability insurance (the "D&O Insurance") for a period of six years after the Effective Time; PROVIDED, HOWEVER, that the Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers (but without creating any gaps in coverage); PROVIDED, FURTHER, that in no event shall the Parent or the Surviving Corporation be required to pay aggregate premiums for insurance pursuant to the Merger Agreement in excess of 200% of the aggregate premiums paid by the Company in 1997 (the "1997 Premium"); and PROVIDED, FURTHER, that if the Parent or the Surviving Corporation is unable to obtain the amount of insurance required by the Merger Agreement for such aggregate premium, the Parent or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 200% of the 1997 Premium.

    The Merger Agreement provides further that in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Parent and the Surviving Corporation will have the right to assume the defense thereof and the Parent and the Surviving Corporation will not be liable to any such Indemnified Person(s) for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Person(s) in connection with the defense thereof, (ii) the Parent and the Surviving Corporation will vigorously prosecute the defense of any such matter,
(iii) the Indemnified Person(s) will cooperate in all respects as reasonably requested by the Parent and the Surviving Corporation in the defense of any such matter, (iv) the Parent and Surviving Corporation will not be liable for any settlement effected without their prior consent (which consent shall not be unreasonably withheld), and (v) the Parent and the Surviving Corporation will not settle any claim the defense of which has been assumed by the Parent and the Surviving Corporation pursuant to the Merger Agreement without the prior written consent of the Indemnified Person(s) (which consent shall not be unreasonably withheld); PROVIDED, HOWEVER, if the Parent or the Surviving Corporation does not assume the defense of any claim, action, suit, proceeding or investigation pursuant to the Merger Agreement within a reasonable period of time from the receipt of notice of such claim, the Indemnified Person(s) as a group with respect to the same claim shall be entitled to retain only one law firm to represent them with respect to any such matter unless there is, under applicable standards of professional conduct, a conflict of interest on any significant issue between the positions of any two or more Indemnified Person(s), or any similar impediment to the joint representation of multiple Indemnified Person(s) by a single law firm; PROVIDED, FURTHER, that the Parent and the Surviving Corporation shall have no obligation under the Merger Agreement to any Indemnified Person(s) when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Person(s) in the manner contemplated thereby is prohibited by applicable law.

    In the Merger Agreement, the Parent, the Purchaser, the Company and the Surviving Corporation have expressly acknowledged the provisions of Articles Tenth and Eleventh of the Company's Certificate of Incorporation and Section 6.7 of the Company's By-Laws, as in effect on the date of the Merger Agreement, and have agreed, from and after the Expiration Date, to honor in accordance with their terms all such obligations and further acknowledged that said obligations (along with the indemnification and like obligations in the Certificate of Incorporation and By-Laws of the Surviving Corporation) constitute, to the extent set forth therein, a contract between the Company or the Surviving Corporation, as the case may be, on the one hand, and the Person entitled to the benefits thereof (in accordance therewith), on the other hand, creating binding obligations on the part of the Company and binding rights on the part of any Person entitled to the benefit thereof (in accordance therewith).

    EMPLOYEE BENEFITS. The Merger Agreement provides that on and after the Effective Time, directors, officers and employees of the Company and its Subsidiaries will be provided employee benefits, plans and programs which are no less favorable in the aggregate than those generally available to similarly situated directors, officers and employees of the Parent and its significant subsidiaries. For purposes of eligibility to participate and vesting, waiting periods, pre-existing conditions, limitations and all other purposes (but not benefit accrual attributable to the period before the Effective Time) in all benefits provided to directors, officers and employees, the directors, officers and employees of the Company and its Subsidiaries will be credited with their years of service with the Company and its Subsidiaries and prior employers to the extent service with the Company and its Subsidiaries and prior employers is taken into account under plans of the Company and its Subsidiaries. Nothing in the Merger Agreement, however, shall be construed as restricting the ability of the Parent and the Surviving Corporation and its Subsidiaries to establish such types and levels of compensation and benefits or to modify or terminate such compensation or benefits as they determine to be appropriate from time to time. The Parent and the Surviving Corporation have jointly and severally agreed that the Surviving Corporation will (i) credit directors, officers and employees of the Company and its Subsidiaries with any amounts paid by such persons toward applicable deductible amounts and copayment and deductible maximums for the calendar year under the medical and dental plans of the Company and its Subsidiaries prior to the transition to any new medical or dental program toward satisfaction of the applicable deductible amounts and copayment and deductible maximums under any such new medical or dental program that covers such directors, officers and employees; (ii) cause all benefits of directors, officers and employees under Benefit Plans vested and accrued, prior to the Effective Time to be provided to such directors, officers and employees in accordance with the terms of such Benefit Plans as in effect on the date of the Merger Agreement; and (iii) become the "Employer" under the Deflecta-Shield Corporation Employee Profit Sharing and 401(k) Plan.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things, organization and qualification, capitalization, subsidiaries, authorization, Commission documents, conflicts, financial statements, undisclosed liabilities, absence of certain changes or events, tax matters, litigation, ERISA compliance, environmental matters, real property and leased property, change of control payments, takeover restrictions, intellectual property, contracts, compliance with laws, insurance coverage, personnel, labor relations, customers, brokers and finders and the opinion of Wasserstein Perella. The Parent and the Purchaser have represented as to, among other things, organization and power, authorization, conflicts, consents and approvals, financing of the Offer and the Merger, Hart-Scott-Rodino filing matters and finder's fees.

    CONDITIONS TO THE MERGER. The obligations of each of the Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company, the Parent or the

Purchaser, as the case may be, to the extent permitted by applicable law: (i) the Merger and the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of the Shares, if required by the DGCL; (ii) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect which prohibits consummation of the Merger; PROVIDED, HOWEVER, that each of the Parent, the Purchaser and the Company shall have used reasonable efforts to prevent the entry of any such order or injunction and to appeal as promptly as possible any such order or injunction that may be entered; and (iii) the Purchaser shall have made, or caused to be made, the Offer and shall have accepted for payment the Shares tendered pursuant to the Offer; provided, that this condition shall be deemed to have been satisfied with respect to the obligation of the Parent and the Purchaser to effect the Merger if the Purchaser fails to announce and make the Offer or accept for payment Shares tendered pursuant to the Offer in violation of the terms of the Offer or of the Merger Agreement. Further, the Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, and, subject to the terms of the Merger Agreement, may terminate the Offer if (i) by the Expiration Date of the Offer, the Minimum Condition shall not have been satisfied or (ii) at any time on or after the date of the Merger Agreement, and prior to the time for acceptance for payment for any such Shares, any of the events set forth on Annex I to the Merger Agreement shall occur and remain in effect other than as a result directly or proximately from a state of facts or action or inaction which constitutes a breach of a representation, warranty or covenant of the Purchaser or the Parent.

    TERMINATION. The Merger Agreement may be terminated and the transactions contemplated therein may be abandoned at any time before the Effective Time, whether before or after stockholder approval: (i) by mutual written consent of the Parent and the Company, in each case acting through its Board of Directors; or (ii) (a) by the Parent if the Offer shall have expired or been terminated in accordance with its terms without any Shares being purchased thereunder by the Purchaser, but only as a result of the occurrence of any of the events set forth on Annex I to the Merger Agreement that shall not have resulted directly or proximately from a state of facts or action or inaction which constitutes a breach of a representation, warranty or covenant by the Purchaser or the Parent; or (b) by the Company if any of the events specified in paragraph (a) of Annex I to the Merger Agreement occurs prior to the Purchaser's acceptance for payment of the Shares in the Offer; or (iii) by either the Parent or the Company if a U.S. Court shall have issued an order, decree or ruling (which order, decree or ruling the parties hereto shall use their best efforts to vacate), in each case permanently restraining, enjoining or otherwise prohibiting the Offer and/or the Merger and such order, decree, ruling or other action shall have become final and nonappealable and shall not have resulted directly or proximately, from a state of facts or action or inaction which constitutes a breach of a representation, warranty or covenant by the Purchaser or Parent; or (iv) by the Parent if, without any material breach by the Parent or the Purchaser of its representations, warranties or obligations under the Merger Agreement or the Offer, the purchase of Shares pursuant to the Offer shall not have occurred on or before June 30, 1998; or (v) by the Company if, without any material breach by the Company of its representations, warranties or obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before June 30, 1998; or (vi) by the Company (a) if the Parent or the Purchaser shall have breached in any material respect any material covenant or other agreement contained in the Merger Agreement or if any representation or warranty of the Parent or the Purchaser made in the Merger Agreement shall fail to be true and correct as if made at such time in any material respect, in each case which breach or which failure to be true and correct cannot be or has not been cured within ten business days of the receipt of written notice thereof; or
(b) to allow the Company to enter into an agreement in accordance with the Merger Agreement with respect to a Superior Proposal; or (vii) by the Parent, if prior to the time the Purchaser is required to accept Shares for payment in the Offer, (a) the Company shall have breached in any material respect any material covenant or other agreement contained in the Merger Agreement or (b) any representation or warranty of the Company made in the Merger Agreement which is qualified as to Material Adverse Effect shall not be true and correct when made or as if made at such time or (c) any other representation or warranty of the Company made in the Merger Agreement shall not be true and correct when made or as if made at such time, which failure to be true and correct would have a Material Adverse Effect, in each case which breach or which failure to be true and correct cannot be or has not been cured within ten business days of the receipt of written notice thereof; or (viii) by the Parent, at any time prior to the time the Purchaser is required to accept Shares for payment in the Offer, (a) if the Board of Directors of the Company shall have withdrawn or materially modified in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or
(b) the Company shall have entered into, or shall have publicly announced its intention to enter into, a definitive written agreement or written agreement in principle providing for a Takeover Proposal.

    TERMINATION FEE AND EXPENSES. In the event of termination of the Merger Agreement as provided for in Section 8.1 of the Merger Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which such terminations is made. In the event of termination of the Merger Agreement by either the Company, on one hand, or the Parent and the Purchaser on the other hand, as provided in
Section 8.1 of the Merger Agreement, except as provided in Sections 8.2 (d) and
(e) thereof, the Merger Agreement shall forthwith become null and void and there shall be no liability on the part of the Parent, the Purchaser or the Company, except (i) as set forth in Section 8.2(c) of the Merger Agreement and (ii) nothing therein shall relieve the Parent or the Purchaser from liability for any breach of the Merger Agreement, other than an immaterial breach, and nothing therein shall relieve the Company from liability for any willful and material breach of the Merger Agreement.

    The Merger Agreement provides further that if the Parent terminates the Merger Agreement pursuant to Section 8.1(g) thereof, then the Company will pay to the Parent an amount, not in excess of $1,000,000, equal to the Purchaser's actual and reasonably documented out-of-pocket expenses (including without limitation, fees payable to all banks, investment banking firms and other financial institutions and their respective counsel, and all fees of counsel, accountants, financial printers, experts and consultants to the Parent, but specifically excluding any fees payable to Harvest (the "Expense Reimbursement Amount")) incurred by the Parent and the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby. Moreover, if (i) the Parent terminates the Merger Agreement pursuant to Section 8.1(h) thereof or (ii) the Company terminates the Merger Agreement pursuant to Section 8.1(f)(ii) thereof, then the Company will pay to the Parent a termination fee (the "Termination Fee") of $2,300,000. The Termination Fee and the Expense Reimbursement Fee shall be payable not later than one business day after the date of termination by wire transfer. Upon payment of such fees, the Company shall have no further obligation to the Parent or the Purchaser under the Merger Agreement or otherwise; PROVIDED, FURTHER, that if the Company fails to pay promptly the foregoing amounts, and in order to obtain such payment, the Parent or the Purchaser commences a suit which results in a final nonappealable judgment against the Company for such amounts, the Company will pay to the Parent or the Purchaser (i) the costs and expenses (including attorneys' fees) incurred by the Parent or the Purchaser in connection with such suit and (ii) interest on all such amounts required to be paid at the rate announced by Citibank N.A. as its "reference rate" in effect on the date such amounts were required to be paid.

    PURCHASER COMPLIANCE. In the Merger Agreement, the Parent agreed to cause the Purchaser to timely perform and comply with all of its obligations under or related to the Merger Agreement, including, without limitation, all obligations in or with respcet to the Offer. The stockholders of the Company are each third party beneficiaries of the foregoing provision of the Merger Agreement and may seek relief for breach of the Merger Agreement individually and in their own name.

    FEES AND EXPENSES. Except as set forth in the Merger Agreement, each party to the Merger Agreement shall bear all fees and expenses incurred by such party in connection with, relating to or arising out of the execution, delivery and performance of the Merger Agreement and the consummation of the Offer and the Merger.

    AMENDMENT. The Merger Agreement may be amended by the parties thereto by action taken by or on behalf of their respective Boards of Directors at any time before or after approval thereof by the stockholders of the Company, but, after such approval, no amendment shall be made which reduces the amount or changes the form of consideration to be paid in the Offer or in any way adversely affects the rights of holders of the Shares without the further approval of such holders.

    PRESS RELEASE. The text of the press release issued by the Company announcing the execution of the Merger Agreement is filed as Exhibit 10 hereto and is incorporated herein by reference.

THE STOCKHOLDER AGREEMENTS

    In the Stockholder Agreements, each Stockholder agrees to tender and sell to Purchaser all of his Shares pursuant to and in accordance with the terms of the Offer. Each Stockholder agrees that he will deliver to the depositary for the Offer, no later than the fifth business day following the commencement of the Offer pursuant to the Merger Agreement, a letter of transmittal together with any and all certificates representing such Shares (or such documentation as required by the terms of the Offer with respect to lost stock certificates). Notwithstanding any term of the Offer to the contrary, in the Stockholder Agreements, each Stockholder agrees not to withdraw any such Shares tendered into the Offer pursuant thereto during the term of the Stockholder Agreement. Purchaser's obligation to accept for payment a Stockholders' Shares in the Offer is subject to the terms and conditions of the Offer. Notwithstanding anything in the Stockholder Agreements to the contrary, the Stockholder Agreements provide that the foregoing shall not restrict a Stockholder from taking actions in his capacity as a director, officer or employee of the Company to the extent and in the circumstances permitted by the Merger Agreement or as required by applicable law or by his fiduciary duty as a director, officer or employee of the Company.

    In the Stockholder Agreements, each Stockholder, solely in his capacity as a stockholder and not as a director, officer or employee of the Company, agrees that, until the Termination Date (as defined below), at any meeting of the stockholders of the Company, however called at which the following matters are considered for a vote, such Stockholder will vote (or cause to be voted) his Shares (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance hereof and thereof; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and (c) except as specifically requested or agreed to in writing by Parent in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (ii) a sale, lease or transfer of a material amount of assets of the Company or reorganization, recapitalization, dissolution or liquidation of the Company; and (iii)(A) any change in the majority of the board of directors of the Company; (B) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (C) any other material change in the Company's corporate structure or business; or (D) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or the transactions contemplated by the Merger Agreement or the Stockholder Agreement. Each Stockholder also agreed not to enter into any agreement with or grant any proxy to any person or entity prior to the Termination Date to vote or give instructions in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence. It was agreed that the foregoing will not limit or prohibit either Stockholder from entering into any agreement simultaneously with or after termination of the Stockholder Agreement.

    Also in the Stockholder Agreements, each Stockholder agreed that he would not (directly or indirectly through advisors, agents or other intermediaries),
(a) solicit or initiate inquiries, proposals or offers from any Person (other than Parent or any of its affiliates) relating to any Takeover Proposal or (b) in connection with any of the foregoing, enter into or participate in any discussions (knowingly) or negotiations or furnish to any other Person any information with respect to the business, properties or assets of the Company or any of its subsidiaries; provided, however, that the foregoing will not restrict such Stockholder as a director, officer or employee of the Company from taking actions in any such capacity to the extent and in the circumstances permitted by the Merger Agreement or as required by applicable law or his fiduciary duties as such director, officer or employee. If a Stockholder receives any inquiry or proposal, in his capacity as a Stockholder and with respect to his Shares, then such Stockholder promptly will inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Each Stockholder agreed to immediately cease and cause his advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

    Prior to the Termination Date, each Stockholder agrees that he will not directly or indirectly: (a) except pursuant to the terms of the Offer and the Merger Agreement, and to Parent pursuant to the Stockholder Agreements, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other binding agreement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, or other disposition of, or exercise any discretionary powers to distribute, any or all of the Shares owned by him or any interest therein; (b) except as contemplated hereby, grant any proxies or powers of attorney with respect to any such Shares, deposit any such Shares into a voting trust or enter into a voting agreement with respect to any such Shares; or (c) take any action that would make any representation or warranty of such Stockholder contained in a Stockholder Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing its obligations under his Stockholder Agreement. Anything to the contrary in a Stockholder Agreement notwithstanding, each Stockholder may sell, dispose of and/or transfer all or any portion of his Shares for tax, securities or estate planning purposes, for charitable donation purposes or to any Section 501(c)(3) organization as long as the purchaser or transferee of such Shares agrees to be bound by the provisions of and becomes a party to the appropriate Stockholder's Stockholder Agreement.

    In the Stockholder Agreements, each Stockholder waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have.

    Each of the Stockholder Agreements provides that if (a) the Merger Agreement is terminated in accordance with Section 8.1(f)(ii) or Section 8.1(h) of the Merger Agreement, (b) within three months after the Merger Agreement is terminated, a contract or agreement relating to a Third Party Business Combination, as defined below, is entered into and (c) a Stockholder receives, within twelve months after the Merger Agreement is terminated, from any person (other than Parent, Purchaser or any of their affiliates) any cash or non-cash consideration in an amount per share greater than $16.00 (the "Third Party Consideration") in respect of any sale or disposition of all or any portion of his Shares in connection with and as part of a Third Party Business Combination, then such Stockholder within two (2) Business Days of receipt thereof shall pay to Parent or its designee an aggregate amount equal to fifty percent (50%) of
(A) the excess of the Third Party Consideration over $16.00 multiplied by (B) the number of Shares with respect to which such Third Party Consideration was received; provided that, (x) if the consideration received by the Stockholder shall be securities listed on a national securities exchange or traded on the NASDAQ National Market ("NASDAQ"), the per share value of such consideration shall be equal to the closing price per share listed on such national securities exchange or NASDAQ National Market on the date such transaction is consummated,
(y) if the consideration received by the Stockholder shall be in a form other than such listed securities, the per share value shall be determined as of the date such transaction is consummated in good faith by Parent or its designee and the Stockholder or his designee or if the Parent and its designee and the Stockholder and his designee cannot reach agreement, by a nationally recognized investment banking firm reasonably acceptable to the parties and (z) the Stockholder will pay Parent or its designee in kind and on a pro rata basis (i.e., if the Third Party Consideration includes cash, listed securities and/or other consideration, Parent or its designee will receive its pro rata portion of each such item). The term "Third Party Business Combination" means the occurrence of any of the following events:
(i) the Company or any subsidiaries whose assets constitute all or substantially all of the business or assets of the Company is acquired by merger or otherwise by any person or group, other than Parent or any affiliate thereof (a "Third Party"); (ii) the sale to a Third Party of all or substantially all of the business or assets of the Company and its subsidiaries, taken as a whole; and
(iii) the Company, or both Stockholders enter into a merger or other agreement with a Third Party which contemplates, in a single transaction or series of related transactions, the acquisition of all or substantially all of the Shares owned by both Stockholders.

    All obligations of the Stockholders under the Stockholder Agreements except for the obligations in the immediately preceding paragraph (which obligations will only survive for the period set forth therein), shall terminate upon the first to occur of (a) the acceptance for payment of Shares of a Stockholder in the Offer, (b) the Effective Time of the Merger and (c) the time the Merger Agreement is terminated in accordance with its terms (such earlier time being the "Termination Date").

CONFIDENTIALITY AGREEMENT

    Effective October 31, 1997, the Company, Parent and Harvest Partners, Inc. ("Harvest") entered into the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, Parent and Harvest agreed to treat in strict confidence all information furnished by the Company, and the Company agreed to treat in strict confidence all information furnished by Parent. In addition, Parent and Harvest agreed to not purchase any Shares or pursue an acquisition of the Company in any manner for a period of eighteen months without the prior written consent of the Company. The Confidentiality Agreement specifically amends, restates and supersedes a prior confidentiality agreement between the parties dated October 9, 1997. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement which is filed as
Exhibit 11 to this Schedule 14D-9.

    Except as described above, to the best knowledge of the Company, as of the date hereof, there exists no material contract, agreement, or understanding and no material actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Harvest, or either's executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (A) RECOMMENDATION

    The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    (B)(I) BACKGROUND

    In May 1997, the Company, through LaSalle Capital Group, Inc., was approached by representatives of Mr. Allan Lund, the founder and then a principal stockholder of Parent, in an effort to determine whether the Company would be interested in buying the shares of Parent then held by Mr. Lund. The Company considered this offer and responded, through LaSalle Capital Group, Inc., that it was not interested in buying a minority position in Parent, but might be interested in buying all of the stock of Parent. When Parent indicated that it was not interested in pursuing such a transaction, those discussions were terminated. In September 1997, the shares held by Mr. Lund were purchased by an affiliate of Harvest.

    In early September 1997, representatives of Parent contacted the Company concerning a possible purchase of the Company by Parent. On September 26, 1997, Parent indicated that it would be interested in discussing an acquisition of the Company at a price in the range of $13.00 per share. Representatives of the Company indicated that, although the Company was not for sale, and although the Company was disappointed in the valuation of the Company indicated by Parent, the Company might be interested in pursuing further discussions as to potential synergies in connection with a possible transaction.

    On September 29, 1997, representatives of the Company and Wasserstein Perella & Co., Inc. ("WP&Co.") met to discuss strategic alternatives. On September 30, 1997, the Board met and authorized Mark C. Mamolen and Charles S. Meyer, two of its members, to act as representatives to enter into discussions on behalf of the Company with respect to Parent's proposal.

    On October 14, 1997, representatives of the Company, WP&Co., Parent and Harvest and their respective legal advisors, met in New York to discuss a possible transaction between the Company and Parent. On October 17, 1997, the Board met to discuss the status of the discussions. Between October 14, 1997 and October 24, 1997, discussions continued between representatives of the Company and representatives of Parent and Harvest with respect to the potential synergistic value of a combination of the Company and Parent, potential allocation of such synergy values and resulting valuation with respect to possible transactions. On October 24, 1997, Parent indicated that its valuation of the Company for purposes of a transaction, taking account of potential synergies, had increased to $16.00 per share, subject to completion of due diligence and acceptable legal documentation.

    On October 27, 1997, representatives of the Company, Parent and Harvest, including counsel and WP&Co., met to continue discussions with respect to the proposed transaction, possible conditions and due diligence schedules. On October 29, 1997, representatives of the Company, Parent and Harvest, including counsel and WP&Co., conducted a conference call to advise a limited group of executive officers of the Company and Parent of the existence of negotiations and to discuss the due diligence process.

    On October 31, 1997, the Company, Parent and Harvest entered into the Confidentiality Agreement. Also on October 31, 1997, representatives of the Company, Parent and Harvest, including Parent's accountants, met in Chicago with respect to Parent's due diligence investigation with respect to the Company.

    During the weeks of November 3 and 10, 1997, due diligence meetings and conference calls were conducted on an almost daily basis. During the week of November 3, 1997, such due diligence activities included site visits by representatives of the Company, Parent and one of Parent's potential financing sources. On November 5, representatives of the Company and Parent met to discuss the status of the due diligence process. On November 7, 1997, the Board met to discuss the progress of the proposed transaction.

    On November 6, 1997, counsel to Parent provided an initial draft of a merger agreement. Throughout the next several weeks, extensive negotiations were conducted with respect to the merger agreement and drafts were exchanged. The Board met and held extensive discussions on November 19, 1997, and November 20, 1997, at which meetings the Board considered presentations from, and reviewed the terms and conditions of the then current draft of the merger agreement with, among others, senior executive officers of the Company, the Company's legal counsel and WP&Co.

    Negotiations continued through November 25, 1997, on which date the parties reached an agreement with respect to the Merger Agreement. Accordingly, on November 25, 1997, the Board met to consider the terms of the proposed transaction. WP & Co. made a presentation to the Board and delivered its opinion as to the fairness, from a financial point of view, of the $16.00 cash consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares. The Board then unanimously approved and adopted the Merger Agreement and approved the transactions contemplated thereby. That evening, the parties executed the Merger Agreement. The parties announced the transaction the next morning, pursuant to a press release, a copy of which is attached hereto as
Exhibit 10.

    Concurrently with the execution of the Merger Agreement, certain stockholders of the Company executed the Stockholder Agreements.

    (B)(II) REASONS FOR THE RECOMMENDATIONS

    Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board held meetings on September 30, October 17, October 31, November 7, November 17, November 19, November 20 and November 25. At its meetings on November 19 and November 20, 1997 the Board considered presentations from, and reviewed the terms and conditions of the Merger Agreement and the Transaction with senior executive officers of the Company, the Company's legal counsel and the Company's financial advisors, WP&Co. At the November 25, 1997 meeting, the Board received final reports from senior management, legal counsel and WP&Co. and approved the Merger Agreement. In reaching the conclusions set forth in paragraph (a) above, the Board of Directors of the Company considered a number of factors including, without limitation, the following:

        (A) The consideration offered by Purchaser, and in particular the fact that the $16.00 per Share to be received by the Company's stockholders in both the Offer and the Merger represents a 33.3% premium over the closing market price of $12.00 per Share on November 25, 1997 (the last trading day prior to the Board of Directors meeting referred to in paragraph (a) of this
    Item 4); and an approximately 70.7% premium over the market price of the Shares on August 29, 1997 (prior to the day negotiations commenced between the Company and Parent with respect to the Offer and the Merger);

        (B) The Company's financial condition, results of operations, assets, liabilities, business and prospects and industry, economic and market conditions, including the inherent risks and uncertainties in the Company's lines of business and in the Company's expansion plans, in each case on a historical, current and prospective basis;

        (C) The fact that the Company had seriously considered pursuing an acquisition of Parent because it believed that the two companies' strengths were complimentary and that the combination of the two companies would permit the achievement of certain economies of scale and other synergies, but that Parent had rejected an overture by the Company to accomplish this combination through the acquisition of Parent by the Company. The Board of Directors ultimately determined, after consideration of views of senior management, that in its view the combination of the two companies presented the best available means of acheiving a synergistic transaction for the Company which would best acheive the greatest value for holders of its Shares;

        (D) Management's analysis of the future prospects of the Company on a stand alone basis;

        (E) The historical and recent market prices for the Shares and potential future share prices;

        (F) The Board's view, after consultation with management, counsel to the Company and WP&Co., regarding the likelihood of the existence of other viable purchasers on terms as favorable as those in the Offer and Merger;

        (G) The opinion of WP&Co. to the effect that, based upon and subject to the various assumptions and considerations set forth therein and as of the date thereof, the cash consideration to be offered to the stockholders of the Company in the Offer and the Merger is fair to such stockholders, from a financial point of view. A copy of the written opinion of WP&Co. dated November 25, 1997, which sets forth the factors considered, assumptions made and limitations on the review conducted by WP&Co. is attached as Annex A hereto, and is incorporated herein by reference. STOCKHOLDERS ARE ENCOURAGED TO READ THE OPINION OF WP&CO. CAREFULLY AND IN ITS ENTIRETY;

        (H) The availability of appraisal rights under Section 262 of the DGCL for Dissenting Shares;

        (I) The terms and conditions of the Merger Agreement, including provisions that (a) although prohibiting the Company and its representatives from soliciting or initiating submissions of Takeover Proposals, permit the Company and its representatives to furnish information to, and negotiate and otherwise engage in discussions with, any third party in response to unsolicited inquiries, to the extent the Board determines in good faith, that to do so could lead to a Superior Proposal or that the failure to do so would be inconsistent with the fiduciary obligations of the Board, and (b) permit the Company to terminate the Merger Agreement to accept a Superior Proposal (upon which termination of the Merger Agreement, the Stockholder Agreements would also terminate), subject to payment of a termination fee of $2,300,000;

        (J) The Principal Stockholders' expressed support of the Merger Agreement and the transactions contemplated thereby and their willingness to enter into the Stockholder Agreements, the fact that the Principal Stockholders would receive the same consideration as the other stockholders of the Company, and the fact that the Stockholder Agreements would not preclude an alternative third-party proposal, as the Stockholder Agreements would terminate in the event the Merger Agreement were terminated in connection with a Superior Proposal;

        (K) The conditions to the Offer, and the fact that there would be no financing contingency to the Offer. In this connection, the Board also considered the likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the conditions to, the Offer and the Merger contained in the Merger Agreement, and the risks to the Company if the acquisition were not consummated; and

        (L) The recommendation of the Company's management with respect to the proposed transaction.

    The Board evaluated the factors listed above in light of the directors' knowledge of the business and operations of the Company and in their business judgment. In view of the variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the Transaction, the Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors in making their individual determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Pursuant to a letter agreement dated as of October 20, 1997 (the "Engagement Letter"), between the Company and WP&Co., the Company engaged WP&Co. on an exclusive basis as its financial advisor with respect to the possible disposition of the Company, in one or a series of transactions, including through the sale or exchange of capital stock, a merger, consolidation or other business combination, an exchange or tender offer, the formation of a joint venture, partnership or similar entity, or any similar transaction. The Engagement Letter provides for the payment to WP&Co. of a financial advisory fee of $50,000, payable upon execution of the Engagement Letter, to be credited against any transaction fee payable to WP&Co. In the event of the occurrence of any of the transactions described above, the Engagement Letter provides for the payment to WP&Co. of a transaction fee of $800,000, plus two percent (2%) of the product of (x) the positive difference between the per share consideration to be received in such transaction and $16.00, times (y) the number of fully-diluted shares of Common Stock. The Company also agreed to reimburse WP&Co. for its out-of-pocket expenses, including fees and expenses of its legal counsel. In addition, the Company agreed to indemnify WP&Co. against certain liabilities, including liabilities arising under federal securities laws.

    The Company retained WP&Co. based on its experience and expertise. WP&Co. is a internationally recognized investment banking and advisory firm. WP&Co., as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its market making and other trading activities, WP&Co. and its affiliates may, from time to time, have a long or short position in, and may buy and sell, securities of the Company.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders of the Company on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) To the best of the Company's knowledge, other than the transactions disclosed in this Item 6 and the execution of the Shareholder Agreements, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, all of its executive officers and directors who own shares intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as described under Item 3(b), the Company is not presently engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    DELAWARE LAW. The Company opted out of Section 203 of the DGCL effective October 28, 1993. Accordingly, the restrictions of Section 203 do not apply to the transactions contemplated by the Merger Agreement including the Offer, Merger and Stockholder Agreements. Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which such stockholder became an interested stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to such date the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

    APPRAISAL RIGHTS. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. The value so determined could be more or less than the price paid in the Offer or the consideration to be received in the Merger.

    If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, the Shares of such holder will entitle such holder to receive the consideration provided for in the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to the Company of a written withdrawal of his or her demand for appraisal. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.         --  Information Statement pursuant to Section 14(f) of the Securities Exchange
                       Act of 1934 and Rule 14f-1 thereunder.*

Exhibit 2.         --  Agreement and Plan of Merger by and among Parent, Purchaser and the Company dated as of November 25, 1997.

Exhibit 3.         --  Stockholder Agreement by and between Parent and Charles S. Meyer, dated as of November 25, 1997.

Exhibit 4.         --  Stockholder Agreements by and between Parent and Mark C. Mamolen, dated as of November 25, 1997.

Exhibit 5.         --  Severance Agreement with Russell Stubbings, dated as of November 25, 1997.

Exhibit 6.         --  Severance Agreement with Ronald Fox, dated as of November 25, 1997.

Exhibit 7.         --  Severance Agreement with John Daniels, dated as of November 25, 1997.

Exhibit 8.         --  Severance Agreement with Richard Minehart, dated as of November 25, 1997.

Exhibit 9.         --  Severance Agreement with James Jurinak, dated as of November 25, 1997.

Exhibit            --  Press release issued by the Company, dated November 26, 1997.
10.

Exhibit            --  Confidentiality Agreement dated October 31, 1997 among Parent, the Company
11.                    and Harvest.

Exhibit            --  Letter to Stockholders of the Company, dated November 28, 1997.*
12.

Exhibit            --  Opinion of Wasserstein Perella & Co., Inc. dated November 25, 1997.*
13.

------------------------

*   Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DEFLECTA-SHIELD CORPORATION

                                        By: /s/ RUSSELL E. STUBBINGS____________

                                            Name: Russell E. Stubbings
                                          Title: President and Chief Executive
                                                 Officer

Dated: November 28, 1997